

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2024

James Henderson
Chief Financial Officer
Vitesse Energy, Inc.
9200 E. Mineral Avenue, Suite 200
Centennial, Colorado 80112

> **Re: Vitesse Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Filed February 26, 2024**
> **File No. 001-41546**

Dear James Henderson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 9A. Controls and Procedures
Management's Report on Internal Control Over Financial Reporting, page 70

1. Considering you filed an annual report on Form 10-K for the year ended December 31, 2022 on February 16, 2023, please clarify why you did not provide management's annual report on internal control over financial reporting in your Form 10-K for the year ended December 31, 2023. Alternatively, amend your Form 10-K for the year ended December 31, 2023 to include management's annual report on internal control over financial reporting pursuant to Item 308 of Regulation S-K. To the extent you file an amendment, tell us the basis for your conclusion that your disclosure controls and procedures were effective as of December 31, 2023 when you failed to provide management's annual report on internal control over financial reporting or revise your disclosure accordingly.

Exhibits 31.1 and 31.2, page 73

2. Please file amended certifications of your chief executive officer and chief financial

officer to include paragraph 4(b) of the certifications required to comply with Item 601(b)(31) of Regulation S-K regarding the design of internal control over financial reporting.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Steve Lo at 202-551-3394 or Craig Arakawa at 202-551-3650 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation